Filed Pursuant to Rule 253(g)(2)

File No. 024-12271

SUPPLEMENT NO. 5 DATED MARCH 18, 2024

MASTERWORKS VAULT 2, LLC

This Supplement No. 5 dated March 18, 2024 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 2, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”). This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of December 31, 2023. In addition, the Median Repeat Sale Pair Appreciation metric is now reflected only if there are at least 15 repeat sale pairs identified in the database. Accordingly, the Sharpe Ratio, Record Price Appreciation and Median Repeat Sale Pair Appreciation for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Banksy	1.39
Hernan Bas	N/A
Cecily Brown	1.25
Barbara Kruger	1.51
Yayoi Kusama	1.25
Laura Owens	N/A
Nicolas Party	N/A
Elizabeth Peyton	N/A
Bridget Riley	1.05
Ed Ruscha	0.78
Robert Ryman	N/A
Kenny Scharf	0.97
Kazuo Shiraga	0.80
Pierre Soulages	0.56
Christopher Wool	0.63
Liu Ye	0.77

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Banksy	61.9%	$1,354	November 18, 2003	$21,936,000	December 31, 2023
Hernan Bas	20.9%	$75,000	May 11, 2006	$2,151,003	December 31, 2023
Cecily Brown	20.7%	$75,000	November 13, 2000	$5,800,000	December 31, 2023
Barbara Kruger	9.2%	$55,000	May 2, 1988	$1,250,000	December 31, 2023
Yayoi Kusama	24.2%	$10,000	October 9, 1992	$8,800,000	December 31, 2023
Laura Owens	25.6%	$7,500	November 17, 2000	$1,450,000	December 31, 2023
Nicolas Party	211.7%	$1,037	June 15, 2016	$5,525,333	December 31, 2023
Elizabeth Peyton	27.2%	$6,000	November 17, 1999	$2,000,000	December 31, 2023
Bridget Riley	21.9%	$2,462	June 25, 1985	$5,103,400	December 31, 2023
Ed Ruscha	22.5%	$16,000	November 2, 1984	$46,000,000	December 31, 2023
Robert Ryman	17.1%	$35,000	May 9, 1984	$18,250,000	December 31, 2023
Kenny Scharf	16.5%	$2,112	May 2, 1985	$780,000	December 31, 2023
Kazuo Shiraga	24.6%	$12,050	December 19, 1993	$8,952,716	December 31, 2023
Pierre Soulages	19.8%	$12,271	December 4, 1983	$17,300,000	December 31, 2023
Christopher Wool	23.1%	$24,000	May 8, 1990	$26,500,000	December 31, 2023
Liu Ye	27.6%	$9,314	May 3, 1995	$10,070,035	December 31, 2023

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Banksy	14.4%	26	February 7, 2007	June 29, 2023
Hernan Bas	N/A	N/A	N/A	N/A
Cecily Brown	17.1%	32	November 14, 2000	November 7, 2023
Barbara Kruger	13.8%	17	May 8, 1990	May 15, 2023
Yayoi Kusama	22.9%	159	March 11, 1998	November 29, 2023
Laura Owens	N/A	N/A	N/A	N/A
Nicolas Party	N/A	N/A	N/A	N/A
Elizabeth Peyton	N/A	N/A	N/A	N/A
Bridget Riley	16.0%	26	February 26, 1992	November 10, 2022
Ed Ruscha	11.3%	51	May 6, 1986	October 13, 2023
Robert Ryman	6.0%	17	May 3, 1989	November 14, 2023
Kenny Scharf	8.6%	24	May 9, 1990	September 27, 2023
Kazuo Shiraga	14.6%	46	July 2, 2003	November 29, 2023
Pierre Soulages	12.8%	40	July 3, 1987	December 13, 2023
Christopher Wool	8.0%	31	March 7, 1991	November 16, 2023
Liu Ye	13.6%	33	May 1, 2005	November 29, 2023